John B. Devlin
Vice President, Treasurer and Chief Financial Officer

June 30, 2005

Mr. John Hartz
Senior Assistant Chief Accountant
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Washington, DC 20549

Re:          Raytech Corporation
Form 10-K For the Fiscal Year Ended January 2, 2005
File No. 1-9298

Dear Mr. Hartz:

The following information is in response to your comment letter dated June 8, 2005 pertaining to Raytech Corporation’s Form 10-K for the fiscal year ended January 2, 2005. Our responses are organized in the same order and format as your inquiries.

General

1.	Where we request additional disclosures or otherwise revisions, please show us in your response what the revisions will look like. Include the revisions in your future filings.

We have included, where appropriate, the revision in our responses that follow. Future filings will include these revisions or additional disclosures as appropriate.

2.	We note that you have not filed your form 10-Q for the period ended April 3, 2005. We may raise additional comments after review of that form 10-Q.

The Company filed its form 10-Q for the period ended April 3, 2005 on June 20, 2005. Where appropriate, we have enhanced our disclosures in this report in response to the comments raised in your letter. We would be pleased to discuss any questions that you have regarding this report.

Liquidity, Capital Resources and Future Liquidity, page 23

3.
Provide a more detailed description of activities that provide or use cash in operating, investing and financing activities. In the discussion of operating cash flows, address the impact of and reasons for changes in working capital components.

We do not believe that the disclosure in our 10-K was deficient. However we do believe that our disclosure could be enhanced and have provided an example of the enhanced disclosure below.

Net cash provided by operating activities was $.1 million in 2004 compared to $5.5 million in 2003. The primary reason for the decrease in net cash provided by operating activities was an increase in working capital. Accounts receivable were $27.5 million at January 2, 2005 compared to $24.7 million at December 28, 2003, an increase of $2.8 million. The increase in accounts receivable was due to increased sales volume, days sales outstanding were 44 days at both January 2, 2005 and December 28, 2003. Inventories were $39.6 million at January 2, 2005 compared to $30.9 million at December 28, 2003, an increase of 8.7 million. The increase in inventory was principally in the Domestic Wet Friction segment where inventory values were impacted by the increased price of steel, increased production in response to increased sales volume and a build up in anticipation of the closure of the Sterling Heights, MI facility during 2005. Inventory levels in the Domestic Wet Friction segment were also negatively impacted by production flow inefficiencies at the Crawfordsville, IN facility. The Company will focus on evaluating and implementing strategies to improve the production process and performance of the Crawfordsville, IN facility during 2005.

Net cash used by investing activities was $7.2 million in 2004 compared to $11.7 million in 2003, a decrease of $4.5 million. Capital expenditures were $2.3 million lower in 2004 compared to 2003 principally as a result reduced spending in the Domestic Wet Friction segment, where as a result of a facilities utilization review, the Company decided to close its production facility located in Sterling Heights, MI. During 2004, the Company began a third expansion of its operations in China. When completed, the new facility in China will increase our capacity, positioning us to take advantage of the growing market within China as well as to increase our exports from China. The expected cost of the expansion project is $1.9 million, with $.9 million expended during 2004 and the remainder to be expended during 2005. Additionally, restricted cash increased by $.4 and $2.8 million during 2004 and 2003, respectively as a result of tax refunds received by the Company that will be paid to the PI Trust at a future date

Net cash provided by financing activities was $3.9 million in 2004 compared to $2.2 million in 2003, an increase of $1.7 million as a result of increased borrowing activity year over year. Full details of the Company’s debt are presented in Note 8 - Debt to the Consolidated Financial Statements.

We will provide enhanced discussion of the activities that provide or use cash in operating, investing and financing activities, similar to the above, in future filings.

Consolidated Statements of Operations, page 31

4.	It is not clear to us why you have classified loss on disposal of equipment as a non-operating expense. See paragraph 45 of SFAS 144. Please advise, or revise.

We will report gains and/or losses from the disposal of equipment as a component of operating income or loss in future reporting.

5.
It is unclear to us why you have presented a measure in your income statement “(Loss) income before environmental claims, income taxes and minority interest”. This presentation implies that environmental claims are extraordinary. In future filings you should eliminate this separate classification.

We will not present the measure “(Loss) income before environmental claims, income taxes and minority interest” in future reporting.

Consolidated Statements of Cash Flows, page 33

6.
In future filings, if material to an understanding of your liquidity, please report gross amounts of cash receipts and payments pertaining to short-term notes providing that the original maturity date of the asset or liability is three months or less as stated in paragraph 13 of SFAS 95.

We have periodically reviewed the nature of our short term borrowings and have determined that the nature of these borrowings meet the exception to the SFAS 95 requirement for gross reporting. We base this conclusion on the guidance provided by paragraph 12 of SFAS 95 which states:

“For certain items, the turnover is quick, the amounts are large, and the maturities are short. For certain other items, such as demand deposits of a bank and customer accounts payable of a broker-dealer, the enterprise is substantially holding or disbursing cash on behalf of its customers. Only the net changes during the period in assets and liabilities with those characteristics need be reported because knowledge of the gross cash receipts and payments related to them may not be necessary to understand the enterprise’s operating, investing or financing activities.“

The only significant short term debt for which we have reported net cash receipts and payments, based on the definition provided in paragraph 13 of SFAS 95, is our domestic revolving line of credit. The net activity related to our domestic line of credit during 2004 was the additional borrowing of $7.2 million. The revolving line of credit agreement stipulates that repayment is made via deposit of all payments on qualified accounts receivable to a blocked account or lockbox; the amounts deposited to this blocked account or lockbox are the property of the lender. As a result all of the Company’s collections of trade accounts receivable are remitted directly to the lender and the Company funds its cash requirements by drawing down on its revolving line of credit.

We do not believe that reporting the gross amounts of cash receipts and payments on our revolver is material to an understanding of our liquidity based on the nature of these borrowings, specifically the quick turnover and large amounts of activity.

Accruals for Environmental Matters, page 36

7.
Given the nature of your industry, please confirm that you have implemented SFAS 143, “Accounting for Asset Retirement Obligations”. Provide us with a brief description of the impact that SFAS 143 has had on your financial statements. Notwithstanding materiality, quantify the impact on your assets and liabilities and accretion and depreciation. If you believe that the impact is immaterial, please support your conclusion.

SFAS 143, “Accounting for Asset Retirement Obligations” requires the recognition of a liability for an asset retirement obligation in the period in which the liability is incurred if a reasonable estimate of the obligation can be made. This statement applies to legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction or development and/or normal operation of a long-lived asset. An environmental remediation obligation that results from the improper use of an asset is specifically excluded from the scope of SFAS 143.

We have considered the guidance provided in SFAS 143 and determined that although the Company has environmental issues of long standing, those issues stem from past practices that have been discontinued or modified and do not qualify for the treatment prescribed by SFAS 143 relating to the normal operating of existing assets. The Company’s current operations do not result in unavoidable and predictable contamination that would result in a legal obligation to perform decontamination activities when the plant or equipment is retired.

The environmental issues that the Company is currently dealing with are principally the result of the contamination caused by the release of lead and/or polychlorinated biphenyls (“PCBs”) to the ground. This contamination was the result of the release of materials containing lead and/or PCBs, prior to the Company becoming aware of the environmental implications of these materials. This contamination was not the unavoidable result of the normal operation of a long-lived asset. We have accounted for the remediation related to these instances in accordance with SOP 96-1, “Environmental Remediation Liabilities”.

We have not identified any material asset retirement obligations as defined by SFAS 143. Where we have been held liable for the inadvertent contamination of the environment, we have accounted for the remediation liability under the guidance of SOP 96-1.

Warranties, page 36

8.	Please clarify for us, and include in future filings, when you record warranty accruals on your books and how you determine those amounts.

The Company provides certain warranties relating to the quality and performance of its products. The Company maintains product liability insurance that covers personal injuries and property damage alleged to have been caused by defective products. In certain instances the Company also maintains product recall insurance.

Warranty claims have historically been insignificant due to the quality of the Company’s products and the possibility that other parts in the transmission systems or their interactions may contribute to any system failure. Based on the historical warranty claim experience, the Company has not deemed it necessary to accrue a warranty obligation at the time of sale. However, if a claim is made and the Company determines that it is probable that the claim is valid and that it has an obligation, a liability is recorded. If the Company determines that it is not probable but is reasonably possible that a significant warranty obligation has been incurred, the nature of the claim and, if available, a range of cost is disclosed.

We have enhanced our disclosure in our 10-Q filed for the first quarter of 2005 relating to our policy for the recognition of warranty accruals and will continue to include this enhanced disclosure in future filings.

Revenue Recognition, page 39

9.
We note that the Company has fixed price contracts with certain customers where the cost exceeds the selling price of the product. Please provide the following information as enhanced disclosures in future filings:

-	Total losses recorded in the years shown relating to these situations;
-	Typical contract terms are and how far in advance orders are received;
-
Types of costs included in your loss estimates. We assume based on costs included in inventory under GAAP. Describe the indirect costs you include in inventory and any other costs you may include when you calculate the loss.

-	The kinds of indirect costs that may be included that are fixed in nature, which are allocated to inventory.

We agree and have enhanced our MD&A and footnote disclosure in our first quarter 2005 10-Q and will provide enhanced disclosure in future filings similar to the following:

The Domestic OEM segment produces goods for its customers based on a purchase order system, and in certain instances using multiple year agreements that stipulate a fixed selling price with no commitment as to quantity. In most cases reliable information regarding quantity required is only available for a short period before delivery is required, typically less than 30 days. In certain instances quantity is known as much as 3 months in advance of required delivery, however this in not common. In instances where the product's cost exceeds the selling price, a reserve is established for the expected loss on products in inventory and firm purchase orders received. The loss is based on the difference between contracted selling price and the fully absorbed cost of inventory. The fully absorbed inventory cost includes normal fixed and variable, direct and indirect, manufacturing costs including material, labor, employee benefit, depreciation, utility and other costs. The Company has not recorded an estimate of the loss over the term of these contracts since the quantity and mix of parts is not known and the future production costs will be impacted by, among other things, changes in economic conditions and management's actions, including expected cost reductions. The loss incurred on products sold under loss contracts was $2.9 million and $1.7 million in the first quarter of 2005 and the first quarter of 2004, respectively. The reserve for expected loss on goods in inventory and customer purchase orders was $2.2 million and $1.5 million at April 3, 2005 and January 2, 2005, respectively.

Note 9 - Litigation, page 51

10.	Provide us with this information and revise future filings to address:

Crawfordsville, IN - Environmental Remediation Downstream of Site

-	The reasonably possible range of additional loss related to oversight costs for the Shelly Ditch Contamination;
-
The reasonably possible range of additional loss related to the Downstream Remediation. We assume because you are in negotiations with the EPA, you are aware of reasonably possible amounts in excess of your accrual;

RPC Facility

-	Explain why you have not accrued an amount for the corrective actions you are negotiating with the EPA. Tell us the reasonably possible range of loss related to this issue;

Ferndale, MI

-	Tell us why your liability is indeterminable after over three years since the assertion of contamination;
-	Tell us the reasonably possible range of loss related to this contamination.

Cost Recovery Against Insurers

-	Provide a general discussion concerning the extent to which your contingent liabilities may be covered by insurance;
-
Tell us whether you have recorded your liabilities on a gross basis without regard to any recovery. If not, explain how you have recorded these and tell us the amount of assumed recoveries recorded, if any;

-	Tell us whether you are assuming any recovery from any insurance carrier that is disputing their liability;
-	Address each dispute in detail and explain why you think the amounts are recoverable, if applicable;

Legal Expenses

-	Explain how you account for costs of litigation. In other words, do you accrue them when probable and estimable, or record them as expended.

Crawfordsville, IN - Environmental Remediation Downstream of Site

The Company has an accrual of $2.1 million at April 3, 2005, which is its best estimate of the costs, including oversight costs, that will be incurred related to this matter. The Company believes that any cost in excess of the accrued amount related to this matter will not be material.

RPC Facility

RPC is currently engaged in further investigative work and negotiations with the EPA regarding potential on-site corrective action and the amount of any penalty. The Company has an accrual of $3.4 million as of April 3, 2005, based on the EPA position, which is its best estimate of the costs related to this matter. The Company does not have any additional information, beyond what is discussed in its 10-K, that would suggest a range of loss. The Company is currently working with environmental engineers and the EPA to determine the extent of corrective action, if any, required.

Ferndale, MI

The Company has not received any communications from MDEQ since 2002 and has insufficient knowledge to estimate a reasonably possible range of loss for the alleged contamination. No liability has been accrued to date related to this matter.

Cost Recovery Against Insurers

RPC believes that a recovery from its insurance carriers of a substantial portion of the environmental costs described in the Company’s 10-K is reasonably possible. However, due to the uncertainty and complexity of the legal issues involved in the litigation against the carriers, RPC has not recorded any recovery and the liabilities have been recorded on a gross basis.

Legal Expenses

Legal expenses are accrued when incurred.

Our 10-Q for the first quarter of 2005 included and future filings will include the above enhanced disclosures.

Note 10 - Segment Reporting, page 54

11.
It appears to us that you may have aggregated your European Wet Friction and Asian Dry Friction operating segments, tell us how you determined the aggregation to be appropriate based on the guidance provided in paragraph 17 of SFAS 131.

SFAS No. 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in financial reports to be issued to stockholders. SFAS No. 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief decision maker, or decision making group, in making decisions how to allocate resources and assess performance.

Beginning in fiscal 2004, the Company has aggregated International wet friction and dry friction businesses based on a decision that this aggregation would provide a better basis for making operating decisions and assessing performance. To clarify, the Company’s international dry friction operations are located in Germany and China; the Company’s international wet friction operations are located in Germany and the UK. The Company has concluded that this aggregation meets the aggregation criteria outlined in paragraph 17 of SFAS No. 131, which states that two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of the Statement, if the segments have similar economic characteristics, and if the segments are similar in four areas, as further discussed below. Paragraph 73 of SFAS No. 131 further states that separate reporting of segment information will not add significantly to an investor’s understanding of an enterprise if its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects.

The international wet and dry fiction businesses have similar economic characteristics, including long term financial performance based on historical gross margin rates. Further, these business have similar operating, financial and competitive risks since both are manufacturers of automotive parts principally in Europe. They are subject to the rules and regulations of the local business environment, as are their customers.

The international wet friction and dry friction businesses are similar in the four areas discussed in paragraph 17 of SFAS 131:

a)	The nature of the products and services

Both businesses sell specialty engineered friction and energy absorption components used in transmission systems for on- and off road vehicles.

b)	The nature of the production process

Both businesses manufacture or assemble transmission components. In general they source materials and labor locally with the exception of materials acquired from affiliates located throughout the world.

c)	The type or class of customer for their products and services

Both businesses sell their products to original equipment manufacturers (“OEMs”) of automotive or heavy-duty trucks, buses, construction and mining equipment and agricultural machinery or system assemblers who in turn supply OEMs.

d)	The methods used to distribute their products or provide their services

Sales are made by Company sales representatives, under sales contracts that are typically long-term and may include price commitments for multiple years.

Based on the way management has organized the segments within the business for making operating decisions and assessing performance and the similar characteristics outlined above, the Company has aggregated the international wet and dry friction businesses as one reportable segment.

Additionally, the international wet friction business is under the quantitative thresholds discussed in paragraph 18 of SFAS 131 in both 2004 and 2003, with the exception of the reported operating loss in 2004, which was slightly above the threshold due to restructuring costs recognized during 2004. The restructuring costs recognized during 2004 were related to the closure of the international wet friction facility located in Liverpool, England. Production at the Liverpool, England facility ceased during the first quarter of 2005. As a result of the closure of the only international wet friction manufacturing facility, the Company believes that this component of the business will be below the quantitative thresholds in future periods.

Note 11 - Income Taxes, page 56

12.
We note that your tax credit carryforwards all inure to the benefit of the PI Trust and future payments to the PI Trust and others will create additional tax deductions, which will inure to the benefit of the PI Trust in accordance with the Agreement. Please tell us what accounting guidance you used to support your accounting for these transactions. Additionally, please tell us and disclose in future filings when you expect a determination of the method of allocation in utilizing current and future operating losses between the PI Trust and the Company and what impact that may have on your results.

In 2001, the Company, as a condition of settlement of claims in its bankruptcy proceeding, exchanged its liability to asbestos claimants for stock in the Company. This was accomplished by the establishment of the Raytech Asbestos Personal Injury Settlement Trust, (“PI Trust”), for asbestos claimants. In consideration of the PI Trust assuming the asbestos liabilities, the PI Trust received 82% of the Company's outstanding stock. In additional consideration, the Company assigned all tax benefits arising from the bankruptcy to the PI Trust. The tax benefits associated with deductions attributable to future payments to the PI Trust and others, resulted in the Company establishing a $42 million deferred tax asset (“DTA”), the benefit of which is payable to the PI Trust. A corresponding payable was established on the Company's books to reflect the PI Trust’s entitlement to this asset as per the Tax Assignment and Benefit Agreement. As these assets are realized in future periods any refund/benefit received would be paid to the trust.

Additionally, since the Company has emerged from bankruptcy the Company has generated losses; thus not realizing any benefit from the PI Trust net operating losses and creating additional DTAs that do not inure to the benefit of the PI Trust.

The Company experienced events subsequent to the initial recording of the liability to the PI Trust and the related DTA, which triggered the assessment of the valuation of each of these items. The events included the downturn in the automotive industry, resulting in the continuing decline in profitability of the Company's domestic wet friction group, and significant environmental charges. Additionally, the Company’s plan indicated that the Company expected to continue to incur losses in the near future. The Company has experienced losses in 2001 through 2004. These losses have been generated by the domestic wet friction group, and do not relate to the profitable foreign entities.

Per SFAS 109, "Accounting for Income Taxes", in assessing the presence of negative evidence, cumulative losses would be measured on a pretax basis (adjusted for permanent items) for the prior two years and the current year. The Company has considered certain tax planning strategies as required by FAS 109 that they believe may bring them future income. However, these transactions were not within the Company’s control or probable to occur, and it was determined that in assessing the amount of the valuation allowance they should be excluded. As a result of these events, a valuation allowance was recorded in 2003 and 2004. Also, in 2003 and 2004 the payable to the PI Trust was correspondingly reduced to reflect the changed expectations that the PI Trust would be realizing all of the tax benefits originally recorded in 2001.

The Company determined that the gross vs. net presentation of the PI Trust liability, DTA and related income and expense is a question of right of offset. Absent specific guidance that would address this situation, some analogies can be drawn between this situation and others such as a “Rabbi Trust”. Under EITF 97-14 (Issue 3) where by virtue of agreement between the company and employee, marketable securities remain in the trust for the benefit of the employee. In that situation, the securities are marked to market through either OCI or the income statement, yet the changes in the deferred compensation liability are adjusted through compensation expense. The gross presentation is also used for items like professional fees that are contingent on the outcome of a tax matter and calculated based on a percentage of the related tax savings. The only time that income statement netting (or balance sheet only) accounting is permitted is where the company is merely the collection agent (say in the case of sales taxes) or where they are performing services in the capacity of an agent on behalf of someone else and earning a commission (such as travel agents or real estate agents). In this case, it seems clear that there is no right of offset of the DTA and the liability to the PI Trust and we believe that it is also the case that any adjustments to those balances should be presented in the income statement on a broad basis.

The Tax Assignment and Benefit Agreement states that the Company assigned all future tax benefits arising from the bankruptcy to the PI Trust. A $42 million deferred tax asset was established as a part of the Company coming out of bankruptcy in 2001 (to estimate the future benefits to be realized from the ability to carry losses back 10 years and carry forward up to 20 years). Due to various factors including continued losses and anticipated forecasted losses, the Company has determined that the likelihood of realizing these tax benefits is remote (see background discussion above). The Company will only be required to remit these payments to the PI Trust if the tax benefit is actually realized (the basis for the determination of the amount payable to the PI Trust is the DTA). The Company has determined that, by definition, the liability must be reduced. According to paragraph 35 of CON 6, “Elements of Financial Statements”, liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.

Our first quarter 2005 10-Q tax footnote included the following enhanced disclosure:

Although the timing cannot be determined with certainty, it is reasonably expected that the method of allocation for using current and future operating losses will be formalized in the next twelve months. Further, it is expected that the formalized agreement with the PI Trust will reflect the utilization of the net operating loss based on a pro rata allocation using the year of origin in which the net operating loss was created, which is the method utilized currently by the Company in accounting for these transactions. Based on the foregoing, it is not expected that future results will vary from the current accounting.

This enhanced disclosure will be included in future filings.

Item 9A - Controls and Procedures, page 75

13.
We note your disclosure that “the Company’s principal executive officer and principal financial officer have each concluded that such disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” In future filings revise to include the full definition, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the report that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Alternatively, your officers may conclude that the Company’s disclosure controls and procedures are “effective” without defining disclosure controls and procedures.

Future filings will be enhanced to address whether the disclosure controls and procedures were effective at ensuring information required to be disclosed in the report that we file or submit under the Exchange Act is accumulated and communicated to our management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

We concluded that our disclosure controls were ineffective at the end of the first quarter 2005 and made the following disclosure in our 10-Q for that period.

(a)
The Company conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures under the supervision and with the participation of management, including the Company's principal executive officer and principal financial officer as of the end of the period covered by this report. Based on this evaluation, the principal executive officer and principal financial officer have each concluded that certain disclosure controls and procedures were not effective at April 3, 2005 in alerting them, on a timely basis, to all of the material information regarding conditions that existed at the date of the financial statements that should be considered when evaluating the estimates inherent in the process of preparing financial statements and in ensuring that information required to be disclosed by the Company in reports that it files under the Exchange Act is accumulated and communicated to management to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b)
The Company has concluded that its disclosure controls and procedures were not effective at April 3, 2005 because important information related to a possible loss contingency was not communicated to management in a manner to allow timely decisions regarding required disclosure. The Company has concluded that this represented a material weakness in the Company’s disclosure controls.

(c)
Subsequent to the end of the period covered by this report, but prior to filing this report the Company has taken steps to remediate the identified material weakness in its disclosure control procedures by publishing and reaffirming its policy and procedure relating to timely communication of all claims, litigation and contingencies to its general counsel.

Lastly, per you request, the company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure is response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I can be of further assistance, please do not hesitate to contact me.

Sincerely,

/S/ John B. Devlin

John Devlin
Vice President, Treasurer and Chief Financial Officer